# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FG Nexus Inc., CIK 0001591890
CUSIP: 30329Y304
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6408 BANNINGTON ROAD, CHARLOTTE, North Carolina (NC), 28226
Date of event which requires filing of this statement: 11/07/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001187586

## Reporting persons
- Joseph H. Moglia: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,575,000; shared voting power 0; sole dispositive power 1,575,000; shared dispositive power 0; aggregate amount beneficially owned 1,575,000 (4% of the class)
  Comment: The 1,575,000 shares of Common Stock, $0.001 par value per share (the "Common Stock") held by Joseph H. Moglia consists of: 1,575,000 shares held by Moglia Capital LLC, a Delaware limited liability company for which Mr. Moglia serves as the managing member. Mr. Moglia's percentage ownership interest is based upon 39,574,350 shares of Common Stock of the issuer deemed to be outstanding on November 12, 2025 as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2025.
- Moglia Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,575,000; shared voting power 0; sole dispositive power 1,575,000; shared dispositive power 0; aggregate amount beneficially owned 1,575,000 (4% of the class)
  Comment: The 1,575,000 shares of Common Stock held by Moglia Capital LLC consists of: 1,575,000 shares held by Moglia Capital LLC, a Delaware limited liability company for which Mr. Moglia serves as the managing member. Moglia Capital LLC's percentage ownership interest is based upon 39,574,350 shares of Common Stock of the issuer deemed to be outstanding on November 12, 2025 as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2025.
- Moglia Trust 1: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); sole voting power 880,000; shared voting power 0; sole dispositive power 880,000; shared dispositive power 0; aggregate amount beneficially owned 880,000 (2.2% of the class)
  Comment: Consists of 880,000 shares of Common Stock, $0.001 par value per share (the "Common Stock") held by Moglia Trust 1 for which Robert C. Weeks as the trustee. The percentage ownership interest for the Moglia Trust 1 is based upon 39,574,350 shares of Common Stock of the issuer deemed to be outstanding on November 12, 2025 as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2025.
- Moglia Trust 2: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); sole voting power 150,000; shared voting power 0; sole dispositive power 150,000; shared dispositive power 0; aggregate amount beneficially owned 150,000 (0.38% of the class)
  Comment: Consists of 150,000 shares of Common Stock, $0.001 par value per share (the "Common Stock") held by Moglia Trust 2 for which Robert C. Weeks as the trustee. The percentage ownership interest for the Moglia Trust 1 is based upon 39,574,350 shares of Common Stock of the issuer deemed to be outstanding on November 12, 2025 as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2025.

## Item 1. Issuer
Name of issuer: FG Nexus Inc.
Address of issuer's principal executive offices: 6408 Bannington Road, Charlotte, NC 28226

## Item 2. Person Filing
Name of person filing:
Joseph H. Moglia
Moglia Capital LLC
Moglia Trust 1
Moglia Trust 2
Address of principal business office or, if none, residence:
Joseph H. Moglia - 505 Cornhusker Rd. Ste 105, #393 Bellevue, NE 68005
Moglia Capital LLC - 505 Cornhusker Rd. Ste 105, #393 Bellevue, NE 68005
Moglia Trust 1 - 1660 School St. Suite 105B Moraga, CA 94556
Moglia Trust 2 - 1660 School St. Suite 105B Moraga, CA 94556
Citizenship:
Joseph H. Moglia - USA
Moglia Capital LLC - Delaware
Moglia Trust 1 - New Jersey
Moglia Trust 2 - New Jersey

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned:
Joseph H. Moglia beneficially owns 1,575,000 shares of Common Stock, held as follows 1,575,000 shares held by Moglia Capital LLC, a Delaware limited liability company for which Mr. Moglia serves as the managing member.

Moglia Capital LLC beneficially owns 1,575,000 shares of Common Stock, held as follows 1,575,000 shares held by Moglia Capital LLC, a Delaware limited liability company for which Mr. Moglia serves as the managing member.

Moglia Trust 1 - 880,000 shares of Common Stock.

Moglia Trust 2 - 150,000, shares of Common Stock.
Percent of class:
Joseph H. Moglia - 4.0%
Moglia Capital LLC - 4.0%
Moglia Trust 1 - 2.2%
Moglia Trust 2 - 0.38%

The foregoing percentages are based on 39,574,350 shares of Common Stock of the issuer deemed to be outstanding on November 12, 2025 as reported in the Issuer's Form 10-Q for the quarter ended September 30, 2025..
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Joseph H. Moglia, Moglia Capital LLC, Moglia Trust 1 and Moglia Trust 2.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Joseph H. Moglia: /s/ Joseph H. Moglia, Josph H. Moglia (12/17/2025)
- Moglia Capital LLC: /s/ Joseph H. Moglia, Josph H. Moglia (12/17/2025)
- Moglia Trust 1: /s/ Robert C. Weeks, Robert C. Weeks, Trustee (12/17/2025)
- Moglia Trust 2: /s/ Robert C. Weeks, Robert C. Weeks, Trustee (12/17/2025)
Comment: Exhibit 1 Joint Filing Agreement